Exhibit 99.2

Capital Markets Day Oct 12, 2021 For further inquiries please contact ir@renewpower.in 1

Disclaimer Forward-Looking Statements This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by ReNew Global, the markets in which ReNew Global operates and ReNew Global’s future potential financial and operational results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive renewable energy and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in ReNew Global’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2021 and other documents filed by ReNew Global from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. ReNew Global gives no assurance that it will achieve its expectations. Non – IFRS Financial Measures This presentation contains financial measures which have not been calculated in accordance with International Financial Reporting Standards (“IFRS”), including EBITDA because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business. Although we believe these measures may be useful for investors for the same reasons, these financial measures should not be considered as an alternative to IFRS financial measures as a measure of the Company’s financial condition, profitability and performance or liquidity. In addition, these financial measures may not be comparable to similar measures used by other companies. At the Appendix to this presentation, we provide further descriptions of these non-IFRS measures and reconciliations of these non-IFRS measures to the corresponding most closely related IFRS measures. 2

Our Vision “To Build The Best Renewable Energy Company In The World” Top Pure-Play Renewable Company In India And One Of The Largest In The World (1) Note: 1. Source: BNEF Great Place To World Economic Work 2021: Forum Award One of India’s 2021: Global best workplaces Lighthouse in Oil, Gas and Network of Energy category Companies UN Global S&P Global Compact Network Platts 2020 India Award 2020: CSR Award: Sumant Sinha Diversified recognized as Program of India’s SDG the Year Pioneer Reuters Award 2020: Clean Energy Transition Award S&P Platts Global Energy Awards 2019: Rising Star Company of the Year 3

About Presenters Founder, Chairman and CEO 31 years of experience Former COO—Suzlon; Founder & CEO - Aditya Birla Retail Prior Experience: Group CFO—Aditya Birla Group; Investment Banking in Citi (US) and ING Barings (UK) Chief Financial Officer 29 years of experience Head—Group Corporate Finance at Aditya Birla Group and CEO at Aditya Birla PE Prior Experience: Investment Banking in Lazard and Corporate Finance in Deloitte V a Chief Sustainability Officer 25 years of experience including 10 years in corporate sustainability/ESG and 15 years in investment banking Responsible for ESG strategy, implementation and disclosures; Chair of ReNew Foundation 4

Agenda 01 Why ReNew 02 ReNew’s Market Opportunity 03 Modeling Considerations 04 Sustainability and ESG 5

01 Why ReNew 6

Why ReNew—Highlights ✓ ✓ ✓ ✓ ✓ ✓ ✓ One of the largest renewable companies globally with leadership position in India Vertically integrated IPP with demonstrated execution track record; stable, contracted and diversified asset base Among highest absolute returns in the sector globally; offers one of the most attractive valuations and better IRRs and growth prospects compared to peers Track record of disciplined project underwriting Lower cost of capital and more debt-raising options after Nasdaq listing; enhanced interest in our green bonds with improved balance sheet metrics Significant opportunity in India renewables; increased focus and awareness among global investors Expect inclusion into indices and strong ESG ratings increases broader investor interest 7

Opportunity For ReNew To Become The Blue-Chip Renewable Investment Globally

ReNew POWER

Target Returns To Remain Comfortably Above Our Cost Of Capital

- Differentiated in our ability to win & deliver higher return complex projects involving energy storage & other intelligent energy solutions
- Higher margin, faster growing corporate PPA market provides upside to guidance
- Significant opportunity in M&A with higher returns
- Plain vanilla renewables attract greater competition; however, ReNew targets superior returns than peers through end-to-end execution, digital analytics, better asset management and financing capabilities

Established Predictable Business With High Growth Potential

- Decade long operating history with predictable cash flows
- ~95% of expected FY 22 EBITDA to come from operating capacity of 6.4 GW and 0.9 GWs near term addition; M&A activity on track with original expectations
- Current portfolio of 10.2 GW with target to achieve 18 GW by FY 25
- ~87% of total portfolio has PPAs, one of the highest of large Indian renewable energy peers

Managing Counterparty Risk And Improving Offtaker Profile

- Long term contracts with average duration of 24 years
- Overdue DSOs expected to improve significantly over the next 24 months
- Customer profile continues to improve through increased exposure to central offtake projects
- Continuous focus on cash flow - resolving receivables issue with Andhra Pradesh & other states
- Govt. of India focused on recovering Discom dues e.g., recently invoked tripartite agreement between itself, RBI and respective State Govt. to recover dues from Telangana, Tamil Nadu and Jharkhand

8

Capital Discipline Our Commitment Expected returns are above our cost of capital; Target attractive levered project equity IRRs of INR 16-20% 9

A Top Utility-Scale, Pure-Play Renewable Power Generation Company In India And One Of The Largest Globally One Of The Largest, Pure-Play Renewable Energy A Leader In Renewable Energy Development Globally Providers In India Net Capacity in MW (Operational) (1) Net Capacity in MW (Operational) (1) 6.4 24.9 4.7 21.0 4.2 19.1 13.5 2.7 12.6 10.8 10.2 2.1 9.9 1.7 1.7 7.8 7.7 6.5 6.4 4.9 4.2 4.2 (2) (3) Source: ReNew information as on date and BNEF as on 23 September 2021 Notes: 1. Data for operational capacity reflects the net ownership of the assets. In case, the information about ownership percentage not available, a 100% stake has been assumed. Global players selected basis operational capacity and ranked basis operational capacity. Operational capacity for ReNew is as on date 2. Adani operational capacity is based on the company’s Investor Presentation as of September 2021 (adjusted for Softbank close in October, 2021) and excludes 50% ownership share by Total in relevant projects 3. As on 30th June 2021 based on company’s press release

Highly Diversified Portfolio Of Contracted Assets ReNew’s Regionally Diversified Utility Portfolio (1) 99 MW 3,058 MW 100 MW 1,346 MW 578 MW 736 MW 820 MW Solar – 5.0 GW 2,485 MW 777 MW Wind – 5.2 GW Hydro – 0.1 GW 100 MW Largest Operating Portfolio in India(1) Operational, GW, 62% Committed (2) 3.8 GW, 38% Balanced Asset Mix(1) Hydro, 0.1 GW, 1% Solar, 5.0 GW, Wind, 48% 5.2 GW, 51% Notes: As on date; Map includes only operational and committed capacity (does not include distributed solar capacity) Committed capacity means projects for which a PPA has been signed or projects for which the bid has been won and a letter of award has been received, or in

Strong Growth Through Organic And Inorganic Opportunities

Installed Capacity (In GW)



4.6
5.4
5.6
6.4
2.9
1.2
10.2
18.0
FY19
FY20
FY21
Operational capacity
Total Portfolio
FY25 Goal

- Aspirational goal of **18 GWs** by FY 25; No new external equity needed for 18 GW goal[3]
- PPAs signed for **2.6GWs** of the **3.8GWs** of committed projects
- **~2.8x** capacity growth vs industry growth of **1.6x**[2] (FY 2017-21)

Run Rate EBITDA[1] (In INR Bn)



87%
83%
83%
84-86%
INR Bn 40
($536 Mn)
INR Bn 43
($567 Mn)
INR Bn 43
($578 Mn)
INR Bn 55 - 60
($735 - $795 Mn)
INR Bn 20 - 22
($270 - $290 Mn)
INR Bn 7 - 8
($100 – $110 Mn)
INR Bn 83 - 90
($1,105 - $1,195 Mn)
FY19
FY20
FY21
Operational Capacity
(6.4 GWs)
2.9 GWs
1.2 GWs
Total Portfolio
(10.2 GWs)
Commissioned
Committed with PPA
Committed with LoA
EBITDA Margin

- **~95%** of expected FY 22 EBITDA to come from operating capacity of **6.4 GW** and **0.9 GWs** near term addition; M&A activity on track with original expectations
- Reiterating weather adjusted FY 22 EBITDA guidance of $810 Mn (INR 60.8 Bn)
- Bringing wind O&M and EPC in-house, productivity enhancements and digitalization measures is expected to drive EBITDA margin enhancement to **84-86%**

Notes: FY represents fiscal year end 31st March ; INR numbers converted to USD at 1 USD = 75 INR

1. EBITDA figures do not include interest income. Projected EBITDA does not include non-cash expenses such as amortization of USD bond hedging costs
2. As per Central Electricity Authority (CEA)
3. Current equity plus cash flow to equity over the next two years

12

Multiple Drivers Across The Green Energy Value Chain To Provide Impetus For Future Growth Market Evolution H2 1 “Plain Vanilla” RE M&A 1 Firm Power (RTC) 2 RE M&A Battery Storage Corporate PPAs H 1 “Plain Vanilla” Firm Power (RTC) 2 RE M&A Battery Storage Ancillary Servic 3 Corporate PPAs Hydro Merchant Hydrogen ent ue Last 10 years Next 2-3 years 3 years+ We dedicate resources now to be best positioned for the future 13

Recent Developments PPA Execution Resumes Recovery in power demand post COVID has led to signing of PSA/PPAs; ReNew anticipates further PPAs will be signed near term ReNew signed India’s First Round-The-Clock Renewable Energy PPA with 1,300 MWs of installed capacity; investment of up to $1.2 Bn Two Acquisitions of 359 MWs Closed acquisition of 99 MW Hydro power project in Uttarakhand Binding agreement for acquisition of 260MW/330MWp solar projects in Telangana(1) Commissioning of 1,065 MW Capacity from Feb’21, 0.9 GWs to be Completed Near Term 300 MW wind project: PPA with SECI 765 MW through four solar projects: 660 MW with SECI & 105 MW with Gujarat Discom Expect further near-term addition of 910 MWs Published Sustainability Report Helped avoid 0.5% of India’s carbon emissions and 1.1% of emissions from the power sector Avoids carbon emissions which are 200 times its scope 1 and 2 emissions Commitment to diversity, empowering employees, stakeholder and supply engagement Strong governance policies in place overseen by an independent and diverse Board Recognized as a Global Lighthouse by World Economic Forum First renewable energy company in the world to be recognized as a Lighthouse Recognized for adoption of 4 IR technologies to achieve growth that is not only profitable, but also sustainable 14 Notes: INR numbers converted to USD at 1 USD = 75 INR 1. Transaction closing by October 2021

02 ReNew’s Market Opportunity 15

Significant Opportunity In One Of The Fastest Growing Markets; ReNew Taking Leading Role In Developing Them Total Addressable Market Of ~ $200 – 270 Bn Bid Market(2) Target of 450 GW by 2030; installed/auctioned is ~165+ GW(1) Govt. target implies ~35-40 GW of annual auctions through 2028 8-10 GW of auctions scheduled Highest organic operational capacity among peers $15-20 Bn $150-200 Bn $ Corporate PPAs RE provide significant savings against grid prices; corporates focused on ESG and going “green” ~25GW(4) opportunity ReNew’s current installed capacity is 430 MWs M&A Overall market opportunity of 30-50 GW 6-8 GW up for sale currently/near term 1.8 GW of acquisitions done; competitive advantage on financing, asset improvement & management, analytics 16 Note: Total addressable market amount based on company estimates; INR numbers converted to USD at 1 USD = 75 INR 1. As per India Brand Equity Foundation (IBEF) report from August 2021, 2. Includes plain vanilla renewable energy and intelligent energy solutions such as Firm Power, Round-the-Clock (RTC), Peak Power, Battery Storage, etc.; 3. Market opportunity calculated basis assumed value of $1Mn/MW; 4. Assuming replacement of

Presence In All Market Segments Provides Multiple Avenues Of Growth Along With Access To Higher Return Opportunities

ReNew POWER

	Plain Vanilla Renewable Energy (RE)	Intelligent Energy Solutions	M&A	Corporate PPAs
GWs Currently For Auction	6 - 7 GW	5 – 9 GW[1]	6 - 8 GW	NA
No. Of Competitors	~15 - 20 (Large scale 8 – 10)	3 - 4	5 - 6	5 - 6
Indicative Range Of IRRs	Lower end of targeted range	Higher than plain vanilla RE	Higher than plain vanilla RE	Higher than plain vanilla RE

17

1. If provided by Renewable Energy; PPA Capacity being auctioned is 2 – 3 GW

03 Plain Vanilla RE 18

Plain Vanilla RE: Largest Market Size Where ReNew Is Uniquely Positioned

ReNew POWER

While The Competition Is High, ReNew Has Superior Returns Due To:

Disciplined bidding and strong project underwriting

End-to-end execution capabilities

- Fully integrated platform provides significant cost reduction and superior margins
- In-house EPC and project development capabilities (land, development, evacuation, approvals etc.)

Leveraging scale

- Ability to negotiate favorable terms from suppliers, access to operating and resource data, technical expertise to win complex bids and active role in policy development / advocacy

Digital analytics and O&M

- Manage projects and drive cost efficiencies
- Self O&M provides cost advantages along with yield improvement, cost synergies through cluster of projects
- Digital capabilities (ReD & RPDC) for remote asset monitoring, performance improvement and maintenance
- Energy management services capability through acquisition of Climate Connect (digital analytics, AI and ML company)

Superior funding capabilities

- Access to diverse sources of funding: green bonds, domestic project financing and overseas credit institutions; unique capabilities among peers in many cases
- Ability to improve returns through refinancing debt at lower interest cost, use of non amort debt in initial years of PPA, top-ups to release liquidity and flexible cash takeout
- Will consider strategic minority sales to enhance returns, further increase growth, and reduce risk

Key Assumptions For Under Construction Projects					
Project Cost	Wind $0.8-0.9 Mn/MW Solar $0.5-0.6Mn/MW	**PLF**	Wind 38%-42% Solar 27%-30%	**Self O&M[1]**	Wind- $9-$16K/ MWy Solar $3-$9K/ MWy
DC Overloading	Solar 40-45%	**Leverage**	75%	**Interest Rates**	8.0%-8.5%

19

Note: INR numbers converted to USD at 1 USD = 75 INR

1. On a consolidated basis, expected to constitute 7-9% of revenue

ReNew’s Market Leading Platform & Scale Provides Significant Cost Benefits 10+ ects & site es ~1,750 nes es 19 ive masts egional es 10+ ource 00+ ployees ,000 of land acquired ned/leased) + ibility on 40,000 of land for future elopment 20

Strong Track Record Of Disciplined Bidding Resulting In Superior Returns Strict Project Underwriting (1) (2) Ability To Stay Patient And Win Capacity During Periods Of Lower Competition(2) Subscription ReNew’s Win %3 57.2 GW Selective bidding highlights disciplined approach and strong 4.6 internal underwriting thresholds Win rate of ~40% 3.4 of bids participated in reflects bidding 23% discipline ~11.5% Market 16% 17% 15.2 GW 2.0 Share 1.5 1.6 1.4 9% 7% 7% 6.6 GW 0.7 0% H1 FY19 H2 FY19 H1 FY20 H2 FY20 H1 FY21 H2 FY21 H1 FY22 Capacity Bid Out Capacity Bid by Capacity Won by ReNew ReNew Awarded 11.9 GW 7.5 GW 5.3 GW 5.4 GW 8.4 GW 11.4 GW 5.5 GW capacity # bids 10 13 10 7 7 8 11 Source: Company Information Data from FY 18 till FY 21 Excludes solar PV manufacturing linked capacity; RTC 400MW bid considered at installed capacity, which is 1,300MW Calculated as capacity won by ReNew divided by capacity awarded in bid 50% 45% 40% 35% 30% 25% 20% 15% 10% 5% 0%

Initiatives To Mitigate Supply Cost Inflation Has Shielded ReNew Risk Mitigation Under construction projects are expected to have equity returns of 16—20% Further optimization in Balance of System through measures such as higher efficiency modules cost has led to reduction in BoS cost by 20—25% Solar project Cost $0.5—$0.6mn/MW Interest rates have declined compared to our bid assumptions Risk exposure substantially managed through multi pronged mitigation strategies Wind project cost $0.8—$0.9mn/MW While supply prices have risen in last few months, they are only marginally higher than the bid assumptions, and this increase has been mostly offset by optimization in BoS and land costs Wind projects with turnkey contracts are not impacted by commodity prices Self EPC and savings on BoS/BoP costs should provide additional savings 22 Note: INR numbers converted to USD at 1 USD = 75 INR

Enhancing Competitive Advantages By Backward Integration Into Solar Cell & Module Manufacturing Policy Drivers Security & cost of supply is of increased importance due to domestic policy and global supply shifts Basic Customs Duty (BCD) of 40% on solar module imports and 25% on solar cell imports from Apr’22 ALMM (Approved List of Module Manufacturers) enforced for new bids Production Linked Incentive (PLI) Scheme—INR 45bn ($600mm) of financial outlay allocated in high-efficiency solar PV modules Mandatory domestic cells & modules for subsidized schemes ReNew’s Plan Setting up a 2.1 GW cell and module manufacturing line in Gujarat for self supply; anticipated to commence operations in FY 2023 Utilizing the most advanced technology in the market Estimated project cost (incl. soft cost) is ~$190 Mn Production avoids BCD and provides competitive cost advantage Applied for incentives under the PLI scheme to increase capacity for minimal additional investment Self-supply reduces execution risk of our much larger development business and increases predictability Risk Mitigation Capex limited to ~2-3% of total overall expected capex spend from FY 22    Flexibility in manufacturing line to protect against technological obsolescence Considering farmdowns to further reduce equity at risk 23 Note: INR numbers converted to USD at 1 USD = 75 INR

ReNew Digital (ReD) Accelerating Asset Management Optimization

ReNew Power recognized as **World's First Renewable Energy Lighthouse by World Economic Forum** for its success in adopting 4IR technologies at scale and for the impact achieved

ReNew POWER

Introduction To ReD

- ReD Lab - A central hub for driving digital innovation
- Specialized team of business translators, data scientists, data engineers, visualization experts and execution experts
- Deployed multiple advance analytics and machine learning based use cases across **100+ sites** spread across **9+ states**
- Getting rolled out to entire fleet, and will also provide an edge in future greenfield bids as well as M&A

Value Creation Through ReD - Use Cases [1]

Increase output & improve operational efficiency of wind & solar assets, without incurring any additional capital expenditure

1-1.7% / 1-1.4% ↑ **Increase in annual yield (productivity)**	~31% ↑ **Increase in site employees' efficiency in maintenance activities**
26% ↓ **Reduction in unplanned maintenance**	35% ↓ **Reduction in time for identification & correction of underperformance of assets**
18% ↓ **Reduction in inventory costs for O&M**	

Note:
1. Impacts estimated for full year as per analysis of data till date post deployment of 4 IR models across all projects

24

04 Intelligent Energy Solutions 25

Leader In Higher Return Intelligent Energy Solutions Solving A Key Issue Of Intermittency And Providing Flexible Energy On Demand With Expected Returns Higher Benefits Daily RTC Project Generation Profile—ReNew’s Edge Making RE Available Throughout (3) Resource balancing • Experienced in-house team of generation focused on RE forecasting and modeling energy distribution Solar Wind Storage RTC profile – key enabler to Forms blueprint for RE 100% transition to firm power dominant grid infrastructure 90% • Expertise in developing and 80% operating solar and wind assets Minimizing intra-day and 70% along with battery storage seasonal variations 60% • Large size and complexity of such 50% projects means only players such Lower cost than new as ReNew can participate build thermal, 40% significant auctions 30% • Deep development roots across expected going forward RE rich states – well placed to tap 20% resource diversity • RTC with battery (current 10% prices)—4.8 c/kWh(1) 0% 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 • Coal LCOE—6.4 c/kWh(2) Near Term Market Opportunity Of 2—3 GW Of Firm PPA Capacity (Or 5—9 GWs If Provided By RE) Notes: INR numbers converted to USD at 1 USD = 75 INR 1. Based on levelized tariff of 400 MW of Round-the-Clock (RTC) (with storage) awarded by SECI in 2020. The project has 1,300 MW installed capacity 26 Based on lowest bid rate for 1,320 MW awarded by MP Power Management Company (MPMCL) in 2020 Generation profile is considered as average of the year

ReNew Has Already Won Two Intelligent Energy Solution Projects

ReNew POWER

Round The Clock and Peak Power


400 MW Solar + 100 MWh Storage
300 MW Wind
322 MW Wind + 81 MW Solar + 150-200 MWh Storage
600 MW Wind

Round The Clock Project Auction

Auction Size	400 MWs of baseload (RE solution: 900MW wind, 400MW solar, 100 MWh storage)
Winning Tariff	INR 2.90 (3% annual escalation for 1st 15 years)
No. of Competitors	4 (including ReNew)
Expected Equity IRR	Higher end of target range

Indian RE Companies With Ability To Execute Complex Firm Power Projects

Providers of India Wind EPC (2018)

SIEMENS Gamesa, Vestas, GE, SUZLON

Providers of Wind EPC, Solar, Storage in India (2021)

ReNew POWER → ~ 50% Market Share[1]

+ 1 other peer

27

1. Calculated as ReNew's installed capacity as a percentage of total installed Peak Power and RTC capacity

05 Advantages in M&A 28

ReNew: Positioned To Be A Consolidator M&A Is Expected To Earn Returns Above Plain Vanilla RE Projects Competitors Presence Across All Expertise across wind, solar and hydro; present in Most players have expertise in one RE States & Type multiple states resource Proprietary Sourcing Ability to get early look in transactions, in house Rely on bankers and advisors Of Acquisitions team active in sourcing deals Ability to act and complete transactions in a Many acquirers take a long time to Quick & Nimble timely manner complete transactions Experience With Limited interest from foreign investors for non-ReNew makes very conservative assumptions on DSOs and Central Gov’t (SECI/NTPC) counterpart Different Offtakers still achieve returns above “plain vanilla” RE bid projects projects O&M & Digital Ability to improve generation, reduce costs from in Most competitors outsource Wind O&M Expertise house O&M, ReD. and close geographical proximity History Of M&A ReNew has already acquired 1.8GWs Most competitors have limited M&A Execution experience in India RE Refi Opportunities Access to low-cost debt from multiple sources Most domestic competitors don’t have access to global Green Bond Markets 29

Market Consolidating As Top 10 Players Have Only ~25% Of Installed Capacity


ReNew POWER & Other Potential Consolidators
Market Opportunity
~30-50 GW
Up for sale near term
~6-8 GW
Others
Total Installed Capacity(1) – 101 GW

Overall market opportunity of 30-50 GW[2]

- Assets owned by financial investors & others (for whom RE is non-core) and are seeking to exit
- **6-8 GW[2] up for sale** near term

Others: Could present potential opportunities

- Smaller players who do not have the capital to grow their business organically
- Continued competitive bidding may put additional financial pressure on some players
- Lack of sufficient debt / credit funding for greenfield projects
- As some of these portfolios grow, they could become part of larger players in the sector

Acquirors: Established players like ReNew with a strategy to grow organically as well as inorganically can act as consolidators

- Have access to the capital required for growth

1. Installed Capacity as per CEA as on 31 August, 2021; Installed capacity also includes ~15.4 GW of other Renewable technologies (small hydro and biomass)
2. Company estimates

30

Recent Acquisition Of 359 MW Demonstrates Our Competitive Edge And Ability To Secure Transactions At Attractive Valuations ReNew’s Edge: Experience With Different Offtakers, Plant & Yield Improvements, Self O&M, Refinancing Capabilities, Ability To Integrate Different RE Sources Solar Projects In Telangana (260MW/330MWp) •Low interest in state DISCOM exposure from global acquirers •Very conservative assumptions on DSOs and still Strategic Rationale achieve returns above “plain Vanilla” RE bid projects •Ability to improve project performance and achieve high returns, risk appropriately priced Hydro Project In Uttarakhand (99 MW) Portfolio diversification – will facilitate providing innovative RE solutions to customers Significant pondage capacity of 2 – 3 hours / 200 – 300 MWhr of hydro storage Low-cost storage to provide firm and reliable RE solutions Synergies Enhanced productivity, reduced O&M costs as assets are located close to existing ReNew solar projects, debt refinancing Can bundle Hydro with Storage and RE (Wind/Solar) to provide more firm power for better offtake prospects Operational Enhancements Performance enhancement due to self-O&M & application of ReD. for monitoring and maintenance • Easier to schedule Hydro in the exchange market Refinancing Opportunities Ability to diversify state offtakers risk in bond offerings given large portfolio Better refinance opportunities given longer project life for Hydro plant 31

06 Corporate PPAs 32

Focus On Cost Reductions And ESG Themes Has Accelerated Growth In The Corporate PPA Market

ReNew POWER

Green Energy Is Fast Becoming A Sine Qua Non

Cost mandates driving players towards cheaper electricity sources

Sustainability and ESG targets of net zero carbon will increase green energy procurement

Increasing **consumer awareness** on players' green credentials

Renewables Provides Clean Power At Prices Considerably Lower Than From The Grid



Variable cost of power for corporate customers
~8-10 c/KWh
~4-6 c/KWh
DISCOMs
Renewable1

ReNew expects to earn **returns above plain vanilla RE**

33

Notes: INR numbers converted to USD at 1 USD = 75 INR
1. Ex-bus tariff for a captive customer

~25 GW Market Exists For Corporate Renewable Power Sales In India

- ReNew's current portfolio of Corporate PPAs is 525 MWs (incl. installed capacity of 430 MWs)
- Significant market for RE in the corporate market

Commercial And Industrial Demand In India (FY 20, All Figures In Billion KWh)



608
175
433
105
93
235
~25 GW[1]
addressable market
Total Commercial & Industrial Demand
Captive power
Market purchases
Long Term bilateral purchases
Short term bilateral purchases
Through DISCOMs

Source: Industry Analysis
Assuming replacement of ~20% captive power and average CUF of 75%

34

07 Managing Counterparty Risk 35

Stable And Long-Term Contracted Cash Flows With High Quality Counterparties

ReNew POWER

Long Term PPAs Provide Stable Cash Flows


Contract Duration (1)
8-20 Years
7%
25 Years
93%

High Quality Counterparty Mix [2] [3]


Offtaker Profile
Others
12%
MadhyaPradesh
6%
Rating - A-
AndhraPradesh
8%
Rating - B
Karnataka
8%
Rating - B+(4)
Maharashtra
10%
Rating - A
Private
5%
Gujarat
5%
Rating - A+
Central
Agency
48%
Rating - AA+,
AAA, A1+

~60 % of total portfolio has DSOs of 30 days or less[5]; expect meaningful improvement in DSOs over next 24 months

Notes: As on date

1. Weighted by capacity; excludes hydro and distributed solar projects
2. Karnataka includes BESCOM, MESCOM, HESCOM, GESCOM and CESCOM; Central Agency includes SECI, NTPC & PTC; RREC is a part of others
3. Ratings by Ministry of Power (based on ICRA & CARE domestic ratings) as on July, 2021/ICRA, CRISIL & CARE domestic ratings
4. For BESCOM, MESCOM, HESCOM and GESCOM
5. Overdue DSOs beyond due date of 30 - 45 days from billing date

36

Receivables Situation Expected To Improve Meaningfully



210
144
144
111
118
58
50
109
72
132
85
129
110
52
Overall DSO
DSO (w/o AP)[1]
FY16
FY17
FY18
FY19
FY20
FY21
10.2 GW[2]

ReNew Is Taking Proactive Measures For Expediting Collections

- Active receivable management and continuous discussions / monitoring with offtakers through dedicated teams & senior management committees
  - Court cases filed

GOI Also Prioritizing Clearing Discom Dues

- Recently invoked tripartite agreement between itself, certain state govts. and Reserve Bank of India
- Mandating opening Letters of Credit from Discoms
- Discom liquidity package of ~ $18 Bn

Accounts Receivables situation is expected to improve in 2H FY 22 onward following a COVID spike, proactive initiatives, continued shift towards the best counterparties, and further disbursements from the Government of India liquidity package to State Discoms for clearing receivables. Also, power demand has increased substantially helping to improve Discom financials.

1. Based on overdue DSOs beyond due date of 30 to 45 days from billing date
2. DSOs for all offtakers assumed to be same as on March 2021

37

Andhra Pradesh Resolution – Final Hearings Underway In High Court; Decision Expected In A Few Months History Legal Update Current Status & Resolution Andhra Pradesh (AP) Discoms tried re-negotiating in place PPAs and revising tariffs in 2019 The PPAs were awarded and executed in accordance with applicable law, and approved by the regulator Till date, in India, no PPA has been cancelled or renegotiated; courts have always upheld the sanctity of contracts The Govt. of India also opposed any revision in tariffs while emphasizing must run status of RE AP High Court has held that the effort to renegotiate PPAs as illegal Legal matter regarding tariff revision currently pending; in the interim order pending final resolution, ReNew and other IPPs are getting paid at the interim tariff of Rs. 2.44/kWh Judicial process was delayed due to multiple COVID outbreaks in India. Subsequently, court hearings have resumed recently on a daily basis The Division Bench of the High Court has recently commenced hearing final arguments from all parties and is expected to adjudicate and deliver its ruling on all matters (such as PPA sanctity and applicable tariff) within the next few months 38

07 Modelling Considerations 39

Strong Growth Profile Which Is Fully Equity Funded Run Rate EBITDA INR 83 – 90 Bn INR 20 – 22 Bn ($100 INR—7 $ – 110 8 BnMn) ($1,105—$1,195 Mn) ($270—$290 Mn) INR 55 – 60 Bn ($735—$795 Mn) 6.4 GWs 2.6 GWs1.2 GWs10.2 GWs Capex (Committed Capacity By Year)(4) Net Debt(1) & Leverage(2) At Operating Capacity Of 6.4 GWs And 10.2 GWs 7000 6 INR 416 – 427 Bn 6000 ($5,545—$5,850 Mn) 5000 5.5 INR 256 – 271 Bn 4000 ($3,420—$3,610 Mn) 4.9x5 3000 2000 4.5x4.5 1000 0 4 6.4 GWs10.2 GWs Net Debt 3Net Debt/Run Rate EBITDA Run Rate Cash Flow To Equity(5) INR 29 – 31 Bn INR 94 – 104 Bn ($380—$410 Mn) ($1,260—$1,390 Mn) INR 93 -103 Bn ($1,245—$1,375 Mn) INR 18—19 Bn ($240—$260 Mn) INR 7-8 Bn ($95-$110 Mn) FY 22 FY 23 FY 24 6.4 GWs 10.2 GWs On track to achieve FY 22 weather adjusted EBITDA guidance of $810 Mn (INR 60.8 Bn) and 8.2 GWs of operational capacity by 31st March 2022 Note: INR numbers converted to USD at 1 USD = 75 INR 40 1. Including corporate debt; 10.2 GWs net debt assumes one year of Cash Flow to equity for 6.4 GWs; net debt reduced by excess cash balance after incurring capex for 6.4 GW or 10.2 GWs respectively; Excludes capex & debt for manufacturing 2. Net debt/Run Rate EBITDA; includes corporate debt; excludes capex for manufacturing 3. Estimated Net Debt for Operating Capacity of 6.4 GW and 10.2 GW; 4. Capex is for 4.6 GW (excluding already incurred) beyond 5.6 GW of operational capacity as on 31st March, 2021; doesn’t include duty impact and capex for manufacturing; 5. EBITDA less tax expenses, debt servicing (interest cost and amortisation), change in working capital and maintenance capex

Equity Funded for 18 GWs: 8 GWs of Growth Beyond Portfolio No new external equity needed for 18 GW portfolio Self equity funded for 3.5—4.0 GWs annually after 18GW operational, or an annual growth rate of 20% INR 46 Bn INR 93 Bn INR 39—43 Bn ($610 Mn) ($1,239 Mn) ($520—$575 Mn) INR 49—54 Bn INR 47 Bn ($655—$725 Mn) ($629 Mn) Current cash on hand expected to fund additional 4.3 GWs of new projects Including cumulative CFe of $580 -$640 Mn over the next two years, additional 8 GWs is equity funded above current 10.2GW portfolio 1 Note: INR numbers converted to USD at 1 USD = 75 INR; Excludes capex for manufacturing 41 1. Balance capex is for 4.6 GW beyond 5.6 GW of operational capacity as on 31st March, 2021; 2. Adjusted for closing cash as on 31st March, 2021

FY 22 Capacity Additions On Track Quarterly Additions of Installed Capacity 8.2 GW Additional Projects / acquisitions 0.55 GW 7.6 GWs 7.6 GWs 7.3 GWs 6.4 GWs 5.6 GWs 5.7 GWs FY 21 Q1 FY 22 Q2 FY 22 Q3 FY22 Q4 FY22 FY 22 Acquisition Telangana Solar Acquisition Hydro SECI VI Wind GUVNL Solar (99 MW) (260 MW)(2) (300 MW) SECI IV Solar (50 MW) (105 MW) SECI III Solar (300 MW) SECI VII Wind Mah Ph II Solar (300 MW) SECI IV Solar (250 MW)(1) SECI VI Solar (300 MW) (50.6 MW) INR numbers converted to USD at 1 USD = 75 INR 42 Weighted average date based on capacity Transaction closing by October 2021

ReNew POWER



Growing Global Access To Cheaper Debt

Domestic & Global Lending To RE

- Current market size of total domestic and global lending to renewables industry is ~$ 50 Bn
- Interest rates have fallen meaningfully; current prevailing cost ranges from 8.0% to 8.5%
- ReNew's diverse sources of financing and programmatic bond issuances have ensured that it has ~$ 7 - 8 Bn of credit limits available in the domestic onshore project finance market

Global India Green Bond Issuances

- Total amount of Green Bonds outstanding has increased from $0.5 Bn in 2016 to $9.9 Bn in 2021
- The USD coupon rate has reduced from 6.0% - 6.7% to 4.0% - 4.5% during this time as the market has matured on account of increased familiarity with ReNew and other Indian RE issuers and comfort with underlying credit. The all-inclusive interest rates (inclusive of hedging cost) have reduced from 10.5%-11.0% to 8.0%-8.5%

9.69%(1) cost of debt as on 31st March 2021 expected to reduce as ReNew is raising new debt at 8.0%-8.5%

Source: Company's estimates

1. Weighted average excluding letters of credit and buyer's credit

43

Significantly Higher Growth For ReNew At Attractive Valuations EBITDA growth of 26% vs peer group of 12.5% during 2020-23 Higher than average historical EBITDA margins of 83% vs 79% for peer group Peer Group1—14.0x 13.3% 10.9 x 9.7 x 9.2 10.2% 8.4 9.1% 6.9% 11.2x 9% 9.2x 7% Peer Group(2)—5.0% $9/share $11/share $ 9/share $ 11/share $9/share $11/share $9/share $11/share 6.4 GWs3 3 (3) (4) 10.2 GWs 6.4 GWs 10.2 GWs(3) (4) 44

07 Sustainability And ESG 45

ReNew Is Leading The Energy Transition In India And Is Committed To Global Sustainable Development Goals

ReNew POWER

Our ESG Initiatives

Environment

- ReNew avoids carbon emissions 200 times its Scope 1 & 2 emissions
- ReNew's total installed capacity contributes to 1.5% of India's total installed power capacity, and helps avoid 1.1% of the emissions from the power sector
- Total avoided emissions by ReNew's clean energy operations stands at 10 million tCO2e
- ReNew Power has committed to being net-zero by 2050 by adopting Science Based Targets
- ReNew Power is taking initiatives to reduce water consumption such as deploying robotic cleaning at seven sites in Rajasthan, helping it save over 66,000 kilolitres annually

Social

- ReNew continued its strong safety performance with zero fatality incidents
- 400,000 lives impacted across 200+ villages in 9 Indian states through community development initiatives in FY 20-21
- With the view of strengthening the supply chain responsibly, the Company released sustainable supply chain framework for evaluating and screening suppliers on non-financial parameters

Governance

- ReNew has adopted GRI 2020 standards for its sustainability disclosures
- Sustainability Committee is vested with the responsibility of implementing and monitoring sustainability initiatives and progress periodically
- Strong management systems certified as per ISO 9001, 14001 and 45001

Partnerships With

THE CLIMATE GROUP

UN environment programme

WORLD ECONOMIC FORUM

India Climate Collaborative

Signatory To

GRI Sustainability Imperatives

BUSINESS AMBITION FOR 1.5°C

UN WOMEN

TERRA CARTA

United Nations Global Compact

Plans To Adopt

TCFD TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES

Source: Company Information

46

Impacting Communities With Sustainability Initiatives ReNew Women India Initiative (ReWIN) Lighting Lives – Electrification Of Schools Community-Based Water Management ReNew Scholarship For Exceptional Talent (ReSET) 47 Source: Company Information

07 Appendix 48

Led By A Visionary Founder And A Highly Experienced Management Team 10 31 10 26 2 29 3 21 4 21 Sumant Sinha Founder, Chairman & MD 10 19 Kailash Vaswani President, Corporate Finance Balram Mehta Chief Operating Officer 10 24 Vaishali N. Sinha Chief Sustainability Officer & Chair, ReNew Foundation D Muthukumaran Chief Financial Officer 1 27 Ajay Tripathi Chief Human Resources Officer Mayank Bansal Chief Commercial Officer 3 36 Ajay Bhardwaj President, New Business Sanjay Varghese President Solar 8 29 Col. Pushkar Prasad President, Regional Affairs Development 49 Years at ReNew Years of Experience

Counterparty Overview And Asset Breakdown Total Portfolio Technology Project Stage PPA Counterparty Total 10.2 GW Solar 5.0 GW Hydro 0.1 GW Wind 5.2 GW Operational Under-Construction Operational Operational Under-Construction 2.7 GW 2.3 GW 0.1 GW 3.6 GW 1.6 GW Centre State 3rd Party Centre State 2.6 GW 3rd Party 2.5 GW 2.2 GW 0.3 GW 2.4 GW 0.2 GW 3rd Party 0.1 GW Offtaker Profile Offtaker Capacity % Rating(2) SECI 43% AA+ MSEDCL 10% A APSPDCL 8% B MPPMCL 6% A-GUVNL 5% A+ Other Central Affiliates(1) 5% AAA/A1+ Other States 23% Source: Company information as on date Notes: Includes NTPC and PTC Ratings by Ministry of Power (based on ICRA & CARE domestic ratings) as on July, 2021/ICRA, CRISIL & CARE domestic ratings Location Split State Capacity % Rajasthan 30% Karnataka 24% Gujarat 13% Andhra Pradesh 8% Maharashtra 7% Madhya Pradesh 6% Other 12% 50

Operating Performance And Seasonality

ReNew POWER

As of and for the year ended 31st March	2019			2020			2021[6]		
	Wind	Solar[4]	Total[5]	Wind	Solar[4]	Total[5]	Wind	Solar[4]	Total[5]
Commissioned capacity (GW)	2.95	1.61	4.56	3.24	2.18	5.43	3.59	2.01	5.60
Weighted average operational capacity[1] (GW)	2.80	1.30	4.10	3.11	1.88	4.99	3.31	2.16	5.47
Plant load factor (%)	26.5%	22.5%	25.3%	26.4%	22.3%	24.9%	23.6%	22.8%	23.3%
Electricity generated[2] (KWh millions)	6,515	2,577	9,092	7,226	3,679	10,905	6,854	4,320	11,175
Revenue from contract with customers[3] (INR million)	29,480	13,637	43,144	31,800	16,598	48,412	29,411	18,737	48,187

Quarterly Generation Profile For Operating Capacity For FY 22[7]

Segment	Q1	Q2	Q3	Q4
Wind	28%-29%	34%-35%	16%-17%	19%-20%
Solar	26%-27%	21%-22%	24%-25%	26%-27%
Overall	**27%-29%**	**29%-31%**	**19%-20%**	**22%-23%**

Quarterly Generation Profile For Total Portfolio Of 10.2 GW

Segment	Q1	Q2	Q3	Q4
Wind	30%-31%	36%-38%	15%-16%	17%-18%
Solar	27%-28%	22%-24%	23%-25%	26%-27%
Overall	**28%-29%**	**29%-30%**	**19%-21%**	**21%-22%**

Notes:
1. Weighted average operational capacity is calculated as electricity generated divided by the plant load factor and weighted by number of days for the reporting period
2. Electricity sold is approximately 4% lower than the electricity generated as a result of electricity lost in transmission or due to power curtailments
3. Revenue from the sale of power constitutes 100%, 99% and 99% of our revenue from contract with customers for the years ended 31st March, 2019, 2020 and 2021, respectively
4. Includes distributed solar energy projects
5. Revenue from contract with customers includes an unallocable amount which refers to income allocable to management shared services that we provide under our joint venture agreements with our joint venture partners
6. Reduced by 300 MW on account of sale of solar asset
7. For operating capacity of 5.6 GWs as on 31st March, 2021; Generation profile is basis actual performance for Q1 & Q2 and estimated for balance quarters

51

Unprecedented Wind Resource Impacted FY 21 EBITDA Wind Speeds Fluctuate Every Year But FY 21 Was An Extreme Aberration Wind Indexation with Long Term Average 10.0% 4.6% 2.4% 3.1% 5.0% 1.8% 1.8% 1.1% 0.7% 1.5% 1.1% 0.0% -0.8% -1.5% 1H FY22: -5.0% -2.2% -3.9% ~5% below -4.5% -4.7% -5.1% -10.0% normal (E) -7.6% -15.0% -15.7% -20.0%—04—05 06 — 07—08 09—10—11—12 — 13 14—15 — 16—17 18—19—20 — 21 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY 21 was an exceptional year as there was fluctuation in wind speeds by ~16% FY 21 EBITDA was negatively impacted by ~$90 Mn due to poor wind speed Major reason of lower wind in FY 21: Adverse climatic conditions due to 3 major cyclones 52 Note: INR numbers converted to USD at 1 USD = 75 INR; Represents actual wind speeds for the stated period relative to long term pre-construction estimate derived from onsite measurements correlated with wind speeds from ERA 5 (ECWMF Reanalysis) & MERRA2 (NASA’s Modern-Era Retrospective analysis for Research and Applications) database

Project Cost Breakup Solar Project Cost $0.5—$0.6mn/MW AC(1) 2%—5% 7% -10% 25% -30% 60%—Land 65% 2 Soft Cost 3 Balance of Plant Modules Wind Project Cost $0.8—$0.9mn/MW AC 5%—7% 7% -10% 18% -23% Land 60%—2 70% Soft Cost Balance of Plant3 Wind Turbine Generator Note: INR numbers converted to USD at 1 USD = 75 INR Source: Company information 1. Includes 40-45% overloading 53 Pre operative expenses including interest during construction Includes cost for inverter, transmission line and civil services etc.

IRR Sensitivity To Change In Inputs Absolute Change in Parameter Units Change In Parameter Levered Equity IRR Receivable Days +/-15 -/+0.34—0.40% Balance of Systems cost % +/-5% -/+1.00—1.05% Module Price c/MW +/-1 -/+2.65—2.70% PLF % change +/-0.25% +/-0.15—0.20% O&M $/MW +/-500 -/+0.65—0.75% Interest Rate % +/-0.25% -/+0.80—0.90% Leverage % +/-5% +/-2.40—2.50% Tariff INR/KWh +/-0.05 +/-1.50—1.55% 54 Source: Company’s estimates

Tax Policies In India And ReNew’s Tax Structure Effective Forecast Cash Tax Rate On Consolidated Basis Of 8% To 10% Of Profit Before Tax Income tax in India is applicable at the entity/project SPV level. All companies have an option to adopt one of two tax regimes for each SPV Old Tax Regime New Tax Regime • Normal Tax Rate – Applicable tax rate is 26% • Tax Rate – 25% to 29% on taxable income • MAT- Not Applicable Minimum Alternate Tax (MAT)—Tax rate is 16% to 18% based on book income Tax Payable – Higher of Tax calculated under Normal Tax rate and MAT Tax Holiday – Any plant commissioned before 1st April 2017 can claim tax holiday for 10 Year (during 1st 15 years). No tax is payable then, but MAT will still be payable In addition to above tax regimes, in order to attract fresh investment under Government’s ‘Make-in-India’ initiative – a new tax provision has been added from FY 20 which allows any new domestic company incorporated from 1st October, 2019 and making fresh investments in manufacturing have an option to pay income tax at 17%. This is also applicable on RE companies. MAT will not be applicable in such cases ReNew undertakes a thorough analysis for each project in order to choose the right tax regime (old or new). For most of our project SPVs/companies (primarily those which are not under the remit of a tax holiday), we have adopted the new tax regime ReNew also claims accelerated depreciation (40% on WDV basis) on fixed assets. Therefore, due to availability of accelerated depreciation and non applicability of MAT, for most of these entities, we don’t pay cash taxes for initial ~10 Years 55

Typical Project Development Cycle Is 18-24 Months From Bid Issuance To Project Commissioning Project Lifecycle Bidding LOA Issuance PPA Signing Connectivity Land Acquisition Finalization of Vendors Financial Closure Construction, Approvals and Permits Completion of Transmission Line and Charging Commissioning & Stabilisation -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Months Time between LOA and PPA was stretched during COVID. Currently 1.2 GW awaiting PPA 56

Track Record Of Efficient Capital Raise From Diverse Sources Of Funding

ReNew POWER

Outstanding Funding (31st March 2021) [1]



Working Capital Loan 1.2%
INR Bonds 9.6%
Equity 23.1% (2)
Total Funding: $6.1bn
Secured Bank Loan 12.4%
Senior Overseas Green Bonds 33.1% (3)
Secured Loan from FIs 20.6%

- Raised > $10 Bn since 2011; ~49% through greenfield/corporate debt and balance through refinancing
- USD bonds are hedged
- Corporate rating of Ba2 by Moody's
- USD bonds are rated BB- by S&P, BB-/ BB by Fitch and Ba3 by Moody's
- Local rating (CARE) of A1+ for short term debt and A+ for long term

Raised US$3bn+ In Bond Offerings Through 7 USD Bond Offerings At Competitive Rates



Reduction in cost of debt
1.71%
6.00%
6.67%
6.45%
5.88%
5.38%
4.50%
4.00%
Weighted average cost of debt: 6.25% (4)
Weighted average cost of debt: 4.54% (4)
Feb'17
Mar'19
Sep'19
Jan'20
Oct'20
Feb'21
Apr'21
Coupon Rate (%)
Weighted Average Cost of Debt

Size ($mn)	475	525	300	450	325	460	585
Tenor (yrs)	5.0	4.5-5.0	3.0	7.0	3.5	6.0	7.25

- Ability to refinance existing debt at lower interest cost, longer tenor, top-ups to release liquidity and less onerous restricted payment conditions
- Increases liquidity for financing capex of new projects

1. Assumes 1 USD = 75 INR
2. Includes Compulsory Convertible Preference Shares. Based on actual USD amount raised
3. Senior USD Green Bonds stated based on the actual USD amount raised; 4. Weighted by issue size

57

Debt Profile By Debt Type Project debt 88% By Currency(1) INR 64% Corporate debt 12% US Dollars 36% (fully hedged) By Interest Rate Variable Rate 34% By Maturity > 5 years 44% Fixed Rate 66% 1 year 12% 1 to 5 years 44% Interest cost(2) as on 31st March 2021 is ~ 9.69% 58 Chart excludes Euro which constitutes ~1% of total debt Weighted average excluding letters of credit and buyer’s credit, USD debt have FX hedges

Funding Philosophy And Leverage Operational Operational Development (yrs. 1 – 5) (yrs. 6 – 25) 75%—80% Debt 75% (no or little Amortizing amortization) Equity 25% 20%—25% Capex is based on the anticipated expenditure to be incurred to achieve the CoD, or the expected purchase price for acquired capacity USD green bonds have bullet repayments and are assumed to be refinanced prior to maturity, while other loans are expected to amortize in line with tenor of PPAs Amortizing debt assumes back-end heavy amortization (typical in renewable project finance)

~$1.1Bn Float Enable Robust Average Daily Trading Volume Economic Shareholding % at Closing (1) (3) Management ESOPs 1.6% Total Shares Outstanding For ReNew Global PLC Particulars Shares (#) Class A Shares 282,366,725 Class B Shares 1 Class C Shares 118,363,766 Public Shareholders2 24.3% RMG 2.0% Founder Entities 3.6% JERA 6.5% GS 35.0% Class D Shares 1 Total Outstanding Shares 400,730,493 Total Diluted Shares For ReNew Global PLC Particulars Shares (#) Class A Shares (existing) 282,366,725 Class A Shares to be issued to CPP 12,345,678 Investments Class C Shares (existing) 118,363,766 CPPIB ADIA 13.6% 13.4% ~25% free float Notes: Does not account for warrants dilution ranging from 0%-1.6% Includes GEF GS, CPPIB, Adia, JERA, and RMG have a 6 month lock up, Founder Entities and Executive Officers have 12 month lock up Class A Shares to be issued to Founder 15,591,932 ESOPs 6,973,159 Total Diluted Shares 435,641,260 60

Project Level Details

Project	Capacity (MW)	Location	CoD[8]	Tariff (INR/kWh)[1]	Offtaker[2]	PPA Tenure at CoD
Utility Scale Wind Energy Commissioned Projects (3,590MW)						
Jasdan	25.2	Gujarat	Mar-12	23.1MW: APPC Rate + escalation linked to State APPC tariff; 2.1MW: INR 3.25/unit	GUVNL (23.1), 3rd Party (2.1)	23.1 MW: 25 years; 2.1MW: 10 years [4]
SREI	60.0	Rajasthan	May-12	4.74[3]	JVVNL, AVVNL	20-25
Vaspet-I	25.5	Maharashtra	Nov-12	5.73	MSEDCL	13
Vaspet-I	19.5	Maharashtra	Jan-14	5.73	MSEDCL	13
Jath	34.5	Maharashtra	Nov-12	5.75	MSEDCL	13
Jath	50.2	Maharashtra	Jun-13	5.75	MSEDCL	13
Tadas	34.4	Karnataka	Feb-13	7.67 + escalation linked to HT Tariff[5]	3rd Party	10
Tadas	16.0	Karnataka	Apr-13	7.67 + escalation linked to HT Tariff[5]	3rd Party	10
Bakhrani	14.4	Rajasthan	Mar-13	5.39[3]	JVVNL	25
Jamb	28.0	Maharashtra	May-13	5.81	MSEDCL	13
Chikodi	18.0	Karnataka	Jun-13	6.09 + escalation linked to HT Tariff[5]	3rd Party	10
Vaspet-II & III	49.5	Maharashtra	Jun-13	5.81	MSEDCL	13
Welturi-I	50.4	Maharashtra	Sep-13	5.81	MSEDCL	13
Budh-I	30.0	Maharashtra	Feb-14	5.81	MSEDCL	13
Welturi-II	23.1	Maharashtra	Mar-14	5.81	MSEDCL	13
Dangri	30.0	Rajasthan	Oct-14	5.78[3a]	AVVNL	25
Vaspet-IV	49.5	Maharashtra	Nov-14	5.79	MSEDCL	13
Pratapgarh	46.5	Rajasthan	Mar-15	6.08[3a]	JVVNL, AVVNL	25
Pratapgarh	4.5	Rajasthan	Jul-15	6.08[3a]	JVVNL, AVVNL	25
Ostro - Tejuva	50.4	Rajasthan	Jul-15	5.88[3a]	JVVNL	25
KCT Gamesa 24 Kalyandurg	24.0	Andhra Pradesh	Aug-15	4.83+Tax Pass-through to offtaker[6]	APSPDCL	25
KCTGE 39.1 Molagavalli	39.1	Andhra Pradesh	Aug-16	4.83+Tax Pass-through to offtaker[6]	APSPDCL	25
KCT Gamesa 40 Molagavalli	40.0	Andhra Pradesh	Feb-17	4.84+Tax Pass-through to offtaker[6]	APSPDCL	25
Vinjalpur	12.0	Gujarat	Sep-15	4.15	GUVNL	25
Rajgarh	25.6	Rajasthan	Oct-15	5.88[3a]	AVVNL	25
Ostro-Rajgarh	25.6	Rajasthan	Oct-15	5.88[3a]	AVVNL	25
Mandsaur	28.8	Madhya Pradesh	Oct-15	5.69	MPPMCL	25
Mandsaur	7.2	Madhya Pradesh	Mar-17	5.69	MPPMCL	25
Lingasugur	40.0	Karnataka	Dec-15	6.07 + escalation linked to HT Tariff [5]	3rd Party	10

1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer
2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX
3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA;
4.10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is "passed-through" to our offtakers in addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closing by October 2021

61

Project Level Details

Project	Capacity (MW)	Location	CoD[8]	Tariff (INR/kWh)[1]	Offtaker[2]	PPA Tenure at CoD
Utility Scale Wind Energy Commissioned Projects (3,590MW)						
Bhesada	100.8	Rajasthan	Dec-15	5.88[3a]	JDVVNL	25
Nipaniya	40.0	Madhya Pradesh	Feb-16	5.92	MPPMCL	25
Kod and Limbwas	90.3	Madhya Pradesh	Mar-16	5.92	MPPMCL	25
Ostro-Lahori	92.0	Madhya Pradesh	Mar-16	5.92	MPPMCL	25
Ostro-Amba	66.0	Madhya Pradesh	Mar-16	5.92	MPPMCL	25
Ron	40.0	Karnataka	Aug-16	6.07 + escalation linked to HT Tariff or predefined escalation[5]	3rd Party	10
Ostro-Nimbagallu	100.0	Andhra Pradesh	Sep-16	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Limbwas 2	18.0	Madhya Pradesh	Oct-16	4.78	MPPMCL	25
Ellutala	119.7	Andhra Pradesh	Nov-16	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Jogihalli	4.8	Karnataka	Dec-16	7.24	3rd Party	10
Jogihalli	7.2	Karnataka	Jun-17	7.24	3rd Party	10
Batkurki	60.0	Karnataka	Jan-17	4.50+Tax Pass-through to Offtakers[6]	HESCOM	25
Bableshwar	50.0	Karnataka	Mar-17	4.50+Tax Pass-through to Offtakers[6]	HESCOM	25
Veerabhadra	100.8	Andhra Pradesh	Mar-17	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Amba-1	44.0	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Amba-2	8.0	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Patan	50.0	Gujarat	Mar-17	4.19	GUVNL	25
Lahori	26.0	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Molagavalli	46.0	Andhra Pradesh	Mar-17	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Ostro-Sattegiri	60.0	Karnataka	Mar-17	4.50+Tax Pass-through to offtakers[6]	HESCOM	25
Ostro-Ralla Andhra	98.7	Andhra Pradesh	Mar-17	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Ostro-Ralla AP	98.7	Andhra Pradesh	Mar-17	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Ostro-AVP Dewas	27.3	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Ostro-Badoni Dewas	29.4	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Sadla	38.0	Gujarat	Mar-17	3.86	GUVNL	25
Sadla	10.0	Gujarat	May-17	3.86	GUVNL	25
Ostro-Taralkatti	100.0	Karnataka	Feb-18	4.50+Tax Pass-through to offtakers[6]	GESCOM	25
Bableshwar 2	40.0	Karnataka	Mar-18	3.74+Tax Pass-through to offtakers[6]	BESCOM	25

1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer
2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX
3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA;
4. 10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is "passed-through" to our offtakers in addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closing by October 2021

62

Project Level Details

ReNew POWER

Project	Capacity (MW)	Location	CoD[8]	Tariff (INR/kWh)[1]	Offtaker[2]	PPA Tenure at CoD
Utility Scale Wind Energy Commissioned Projects (3,590MW)						
Bapuram	50.0	Karnataka	Mar-18	3.74+Tax Pass-through to offtakers[6]	GESCOM	25
Nirlooti	60.0	Karnataka	Mar-18	3.74+Tax Pass-through to offtakers[6]	GESCOM	25
Borampalli	50.4	Andhra Pradesh	Mar-18	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Kushtagi-1	71.4	Karnataka	Mar-18	3.72+Tax Pass-through to offtakers[6]	HESCOM, GESCOM	25
Ostro - Kutch (SECI 1)	250.0	Gujarat	Oct-18	3.46	PTC	25
SECI II	230.1	Gujarat	Oct-19	2.64	SECI	25
GUVNL	35.0	Gujarat	Oct-19	2.45	GUVNL	25
MSEDCL Bid	76.0	Maharashtra	Dec-19	2.85	MSEDCL	25
SECI III	300.0	Gujarat	Dec-20	2.44	SECI	25
Utility Scale Wind Energy Committed Projects (351 MW)						
SECI VI	300.0	Karnataka	Q4 FY 22	2.82	SECI	25
SECI VII	50.6	Gujarat	Q4 FY 22	2.81	SECI	25
Total Wind	**3,941**					
Utility scale Solar Energy Commissioned Projects (2,546 MW)						
VS- Lexicon	10.0	Rajasthan	Feb-13	8.69	NTPC	25
VS- Symphony	10.0	Rajasthan	Feb-13	8.48	NTPC	25
Sheopur	50.0	Madhya Pradesh	Jun-15	6.97	MPPMCL	25
VS-Star Solar	5.0	Rajasthan	Jul-15	6.45	RREC	25
VS-Sun Gold	5.0	Rajasthan	Jul-15	6.45	RREC	25
Adoni	39.0	Andhra Pradesh	Mar-16	5.98 for year 1 with 3% escalation till year 10, 10th year tariff applicable from 11th year	APSPDCL	25
Cumbum	21.0	Andhra Pradesh	Mar-16	5.98 for year 1 with 3% escalation till year 10, 10th year tariff applicable from 11th year	APSPDCL	25
Mehbubnagar-1	100.0	Telangana	May-16	6.73	TSSPDCL	25
Sadashivpet	24.0	Telangana	Jun-16	6.8	TSSPDCL	25
Ittigi	50.0	Karnataka	Jan-17	5.92 + escalation linked to HT Tariff or predefined escalation[5]	3rd Party	08-10 years

1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer
2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX
3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA;
4. 10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is "passed-through" to our offtakers in addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closing by October 2021

63

Project Level Details

Project	Capacity (MW)	Location	CoD[8]	Tariff (INR/kWh)[1]	Offtaker[2]	PPA Tenure at CoD
Utility scale Solar Energy Commissioned Projects (2,546 MW)						
Mandamarri	48.0	Telangana	Feb-17	5.59	TSNPDCL	25
Alland	20.0	Karnataka	Mar-17	4.86	BESCOM	25
Bhalki	20.0	Karnataka	Mar-17	4.85	BESCOM	25
Siruguppa	20.0	Karnataka	Mar-17	4.76	HESCOM	25
Humnabad	20.0	Karnataka	Mar-17	4.86	HESCOM	25
Charanka	40.0	Gujarat	Mar-17	4.43	SECI	25
Mulkanoor	30.0	Telangana	Mar-17	5.59	TSNPDCL	25
Chincoli	20.0	Karnataka	Apr-17	4.84	BESCOM	25
Raichur	50.0	Karnataka	May-17	6.36 + escalation linked to HT Tariff or predefined escalation or no escalation	3rd Party	08-12 years
Minpur	65.0	Telangana	Jun-17	5.59	TSSPDCL	25
Dichipally	143.0	Telangana	Jun-17	5.59	TSNPDCL	25
Devdurga	20.0	Karnataka	Sep-17	4.76	MESCOM	25
Ostro-Wanaparthy	50.0	Telangana	Sep-17	5.59	TSSPDCL	25
MPSolar II	51.0	Madhya Pradesh	Oct-17	5.46	MPPMCL	25
Yadgir	20.0	Karnataka	Oct-17	4.85	BESCOM	25
Honnali	20.0	Karnataka	Nov-17	5.05	BESCOM	25
Turuvekere	20.0	Karnataka	Nov-17	4.84	BESCOM	25
Mahbubnagar 2	100.0	Telangana	Nov-17	4.66	NTPC	25
Ostro-Rajasthan	60.0	Rajasthan	Nov-17	5.07	NTPC	25
Pavagada	50.0	Karnataka	Dec-17	4.8	NTPC	25
Wadgare	20.0	Karnataka	Dec-17	4.83 + escalation linked to HT Tariff or predefined escalation or no escalation	3rd Party	10
Nirna	20.0	Karnataka	Mar-18	4.83 + escalation linked to HT Tariff or predefined escalation or no escalation	3rd Party	10
Ladha	20.0	Karnataka	Mar-18	4.83 + escalation linked to HT Tariff or predefined escalation or no escalation	3rd Party	10
Bhadla	50.0	Rajasthan	Apr-19	2.49	SECI	25
TN 100	100.0	Tamil Nadu	Sep-19	3.47	TANGEDCO	25

1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer
2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX
3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA;
4. 10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is "passed-through" to our offtakers in addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closing by October 2021

64

Project Level Details

Project	Capacity (MW)	Location	CoD[8]	Tariff (INR/kWh)[1]	Offtaker[2]	PPA Tenure at CoD
Utility scale Solar Energy Commissioned Projects (2,546 MW)						
Mah Ph I	250.0	Rajasthan	Oct-19	2.72	MSEDCL	25
Karnataka 140	140.0	Karnataka	Oct-19	3.22	MESCOM, BESCOM, GESCOM, CESC	25
SECI Raj	110.0	Rajasthan	Feb-21	2.49	SECI	25
GUVNL	105.0	Gujarat	Apr-21	2.68	GUVNL	25
SECI III	300.0	Rajasthan	Aug-21	2.55	SECI	25
SECI IV	250.0	Rajasthan	Sept-21	2.54	SECI	25
Solar Committed Pipeline (1,810 MW)						
SECI IV	50.0	Rajasthan	Q3 FY 22	2.54	SECI	25
Mah Ph II	300.0	Rajasthan	Q3 FY 22	2.75	MSEDCL	25
SECI VI	300.0	Rajasthan	Q3 FY 22	2.71	SECI	25
Acquisition - Telangana[9]	260.00	Telangana	Jun-17	5.65	TSNPDCL, TSSPDCL	25
SECI-Rihand	100.0	UP	Q1 FY 23	3.29	SECI	25
SECI VIII	200.0	Rajasthan	Q1 FY 23	2.51	SECI	25
SECI IX	400.0	Rajasthan	Q2 FY 23	2.38	SECI	25
GUVNL IX (Dholera)	200.0	Gujarat	Q2 FY 23	2.79	GUVNL	25
Total Utility Scale Solar	**4356.0**					
Distributed Solar Commissioned (115 MW)						
Distributed Solar	115.1	Multiple			Third Party	
Distributed Solar Committed (1 MW)						
Distributed Solar	1.1	Multiple			Third Party	
Total Distributed Solar projects	**116.2**					
Hydro Power Project (99 MW)						
Acquisition - L&T Hydro	99.0	Uttrakhand	Dec-20		Third Party	
Total Hydro	**99.0**					

1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer
2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX
3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA;
4.10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is "passed-through" to our offtakers in addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closing by October 2021

65

Project Level Details

Project	Type	Capacity (MW)	Location	CoD[8]	Tariff (INR/kWh)[1]	Offtaker[2]	PPA Tenure at CoD
Utility Scale Firm Power Committed Projects (1703 MW)							
PP-I [7]	Wind	322.0	Karnataka	Q1 FY 23	Off Peak - 2.88; Peak - 6.85	SECI	25
	Solar	81.0					
RTC-I [7]	Wind	600.0	Karnataka	Q3 FY 23	2.9 for year 1 with 3% escalation till year 15, from 16th to 25th year 15th year tariff will apply	SECI	25
	Wind	300.0	Maharashtra				
	Solar	400.0	Rajasthan				
Total Firm Power Projects		**1,703.0**					
Total Portfolio **Total Commissioned** **Total Committed**		**10,215.3** **6,350.6** **3,864.7**					

1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer
2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX
3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA;
4.10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is "passed-through" to our offtakers in addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closing by October 2021

66

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